

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2023

Chris Kemp
Chief Executive Officer
Astra Space, Inc.
1900 Skyhawk Street
Alameda, CA 94501

> **Re: Astra Space, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 8, 2023**
> **File No. 333-274426**

Dear Chris Kemp:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Daniel Morris, Legal Branch Chief, at (202) 551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Katheryn A. Gettman